March 8, 2011

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed August 6, 2010
Form 10-Q for the fiscal quarter ended November 30, 2010
Filed January 7, 2011
File No. 001-08604

Dear Mr. Spirgel:

This letter responds to the comments Team, Inc. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated February 22, 2011 regarding the above-referenced filing.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC’s corresponding comment.

SEC Staff Comment:

Form 10-K for Fiscal Year Ended May 31, 2010

Item 7. Management Discussion and Analysis…., page 15

General

Item 15. Exhibits

1.	In future filings please provide a tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

Team Response:

We acknowledge the staff’s comment and in future filings we will provide a tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

SEC Staff Comment:

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 22

2.	We note that goodwill represents 21% or more of your assets as of May 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in

SEC Response Letter

March 8, 2011

your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;
•	Amount of goodwill allocated to the unit;
•	Description of the methodology used to determine fair value;
•	Description of key assumptions used and how the key assumptions were determined; and
•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Team Response:

We acknowledge the staff’s comment and in future filings we will make more robust and comprehensive disclosures regarding our goodwill impairment testing policy. For illustrative purposes, below is an example of our proposed disclosure for future periods that has been prepared using financial data, as applicable, as of May 31, 2010:

Goodwill and Other Intangible Assets.     Goodwill represents the excess of costs over the fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of ASC 350, Intangibles Goodwill and Other. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with ASC 350 (please see Note 3 Goodwill).

Note 3. Goodwill

We operate in only one segment—industrial services (please see Note 14 Entity Wide Disclosures). Within the industrial services segment, we are organized as two divisions. Our TCM division provides the services of non-destructive testing and field heat treating. Our TMS division provides the services of leak repair, hot tapping, fugitive emissions control, field machining, technical bolting and field valve repair. Each division has goodwill relating to past acquisitions and we assess goodwill for impairment at the lower TCM and TMS divisional level.

Our annual goodwill impairment test is conducted as of May 31st of each year, which is our fiscal year end. Conducting the impairment test as of May 31st of each fiscal year aligns with our annual budget process which is typically completed during the fourth quarter of each year. In addition, performing our annual goodwill impairment test as of this date allows for a thorough consideration of the valuations of our business units subsequent to the completion of our annual budget process but prior to our financial year end reporting date.

The annual impairment test for goodwill is a two-step process that involves comparing the estimated fair value of each business unit to the unit’s carrying value, including goodwill. If the fair value of a business unit exceeds its carrying amount, the goodwill of the business unit is not considered impaired; therefore, the second step of the impairment test is unnecessary. If the carrying amount of a business unit exceeds its fair value, we would then perform a second step to the goodwill impairment test to measure the amount of goodwill impairment loss to be recorded.

Consistent with prior years, the fair values of reporting units in 2010 and 2009 were determined using a method based on discounted cash flow models with estimated cash flows based on internal forecasts of

SEC Response Letter

March 8, 2011

revenues and expenses over a four year period plus a terminal value period (the income approach). The income approach estimates fair value by discounting each reporting unit’s estimated future cash flows using a discount rate that approximates both our weighted-average cost of capital and reflects current market conditions.

The fair value derived from the income approach, in the aggregate, approximated our market capitalization. At May 31, 2010, our market capitalization exceeded the carrying value of our consolidated net assets by approximately $121 million, or 73%, and the fair value of both our individual reporting units significantly exceeded their respective carrying amounts as of that date.

Projected growth rates, and other market inputs to our impairment test models such as the discount rate, are sensitive to the risk of future variances due to market conditions as well as business unit execution risks. Consequently, if future results fall below our forward looking projections for an extended period of time, the results of future impairment tests could indicate an impairment. Although we believe the cash flow projections in our income approach make reasonable assumptions about our business, a significant increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our ability to retain market share and thus on the projected margins included in the income approach used to value our reporting units. We periodically review our projected growth rates and other market inputs used in our impairment test models as well as changes in our business and other factors that could represent indicators of impairment. Subsequent to our May 31, 2010 annual impairment test, no such indicators of impairment were identified.

There was $55.7 million and $56.5 million of goodwill at May 31, 2010 and 2009, respectively. For the twelve months ended May 31, 2010, the change in goodwill is attributable to foreign currency exchange rates and their effect on goodwill in foreign subsidiaries of both our divisions. For the twelve months ended May 31, 2009, the primary change in goodwill is attributable to foreign currency exchange rates and their effect on goodwill of foreign subsidiaries of both our divisions, purchase price adjustments related to resolution of tax contingencies in the TCM division and the completion of intangible valuations in the TMS division. Based upon results of the annual impairment testing there have been no impairments of goodwill in any periods presented. A summary of goodwill, attributed to each of our divisions, as of May 31, 2010 and 2009, is as follows (in thousands):

	Twelve months ended May 31, 2010			Twelve months ended May 31, 2009
	TCM Division	TMS Division	Total	TCM Division	TMS Division	Total
Balance at beginning of year	$44,025	$12,428	$56,453	$44,288	$14,616	$62,904
Acquisition and purchase price adjustments	—	—	—	(2,218)	(879)	(3,097)
Foreign currency adjustments	914	(1,628)	(714)	(2,045)	(1,309)	(3,354)

Balance at end of year	$44,939	$10,800	$55,739	$40,025	$12,428	$56,453

SEC Staff Comment:

Item 15. Exhibits

Note 1. Summary of Significant Accounting Policies and Practices

Property, Plant and Equipment, page 37

3.	We note that you disclose your policy for leasehold improvements is between 2-10 years. Please tell us how you have factored the lease term in your determination of the life or lives of your leasehold improvement(s). In this regard we note that leasehold improvements should be amortized over the shorter of their respective useful life or the lease term.

Team Response:

We acknowledge the comment and inform the staff that it is our policy to amortize leasehold improvements over the shorter of their respective useful life or the lease term. Currently, and as a result of following this

SEC Response Letter

March 8, 2011

policy, leasehold improvements being amortized have depreciation lives between 2-10 years. For your further reference, the net book value of all capitalized leasehold improvements was only $0.5 million as of May 31, 2010. In future filings we will add the following clarifying language to the footnote:

“Leasehold improvements are amortized over the shorter of their respective useful life or the lease term.”

SEC Staff Comment:

Exhibits 31.1 and 31.2

4.	We note that the certifications required by Exchange Act Rule 13a-14(a) continue to substitute “annual report” for “report” in paragraphs 2 and 3, and omit language in paragraph 49d), namely “(the registrant’s fourth fiscal quarter in the case of an annual report).” In future filings please revise the certification to include all required provision. See Item 6019b)(31) of Regulations S-K.

Team Response:

We acknowledge the staff’s comment and in future filings we will revise the certifications to adopt the use of the word “report” in lieu of “annual report” in paragraphs 2 and 3 and add the language in paragraph 4(d), namely “(the registrant’s fourth fiscal quarter in the case of an annual report)”. Additionally, we will put in place additional control procedures to ensure this oversight does not occur again.

SEC Staff Comment:

Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Notes to the Unaudited Consolidated Condensed Financial Statements

7. Long-Term Debt, Derivatives and Letters of Credit, page 13

5.	We note on page 13 that your future maturity on long-term debt in 2012 is anticipated to be approximately $77,373,000. In future filings please discuss in Management’s Discussion and Analysis the impact of long-term debt maturity obligations on your liquidity and capital resource including discussion of possible methods for managing your debt obligations.

Team Response:

We are in frequent discussions with the banks in our banking syndicate and maintain positive relationships with each of the syndicate members. If a member of the banking syndicate were to withdraw their participation in our Credit Facility, other syndicate members have expressed interest in increasing their participation. Additionally, a substantial portion of our Credit Facility is unused (we had $78 million of unused borrowing capacity at May 31, 2010) . If several syndicate members withdrew and their participation in the Credit Facility was not replaced, we would still be able to renew the existing debt upon its maturity. Based upon discussions with the members of our banking syndicate, we anticipate no problem renewing the existing Credit Facility upon maturity, and doing so in its entirety. We agree with the staff that this would be useful information to investors and will add this discussion to future filings until the renewal of the facility is completed.

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SEC Response Letter

March 8, 2011

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further comments that the Commission has with respect to our filings and appreciate your assistance in the improvement of our filing process.

Very truly yours,

/s/ Ted W. Owen
Ted W. Owen Executive Vice President-Chief Financial Officer